Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

TORONTO, February 25, 2020 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2019.

•	The company achieved its full-year 2019 Outlook and updated its 2020 Outlook
•	The Thomson Reuters Board of Directors approved an $0.08 per share annualized increase in the dividend to $1.52 per common share. This represents the 27th consecutive year of dividend increases
•	Appointment of new CEO and CFO separately announced today

“It is gratifying to see the continued progress in our business,” said Thomson Reuters CEO Jim Smith. “We achieved our guidance targets for the eighth consecutive year, and I believe the organization is on its firmest footing in many years. With our reorganization behind us and a clear focus on the future of our core business, this is the perfect time to put in place the next generation of leadership, as detailed in our accompanying announcement.”

Consolidated Financial Highlights — Three Months Ended December 31

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018(2)	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,583	$1,527	4%
Operating profit	$216	$135	60%
Diluted earnings per share (EPS) (includes discontinued operations)	$2.64	$6.13	-57%
Cash flow from operations (includes discontinued operations)	$355	$(10)	n/m

Non-IFRS Financial Measures(1)
Revenues	$1,583	$1,527	4%	4%
Adjusted EBITDA	$396	$274	44%	44%
Adjusted EBITDA margin	25.0%	17.9%	710bp	680bp
Adjusted EPS	$0.37	$0.19	95%	89%
Free cash flow (includes discontinued operations)	$209	$(167)	n/m

n/m:not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  2018 results have been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

Revenues increased 4%, primarily due to higher recurring revenues. Foreign currency had no impact on revenue growth in the quarter.

o	Organic revenue growth was 4%, driven by 6% growth in recurring revenues, which comprised 78% of total revenues.

Operating profit increased due to higher revenues and lower costs and investments to reposition Thomson Reuters following the separation of Financial & Risk (F&R) from the company.

o	Adjusted EBITDA increased 44% due to the same factors. The related margin increased to 25.0% compared to 17.9% in the prior-year period.

Diluted EPS was $2.64, reflecting a non-cash deferred tax benefit associated with the reorganization of certain foreign operations. Diluted EPS of $6.13 in the prior-year period included a gain on the sale of a 55% interest in the F&R business.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

o	Adjusted EPS, which excludes the items above and reflects other adjustments, increased to $0.37 from $0.19 in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased primarily due to higher operating profit and lower tax payments.

o	Free cash flow increased primarily for the same reasons.

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	December 31,		Change
	2019	2018(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$617	$600	3%	4%	4%
Corporates	331	315	5%	5%	5%
Tax & Accounting Professionals	274	252	9%	11%	12%
Reuters News	164	155	5%	5%	-1%
Global Print	196	206	-5%	-4%	-4%
Eliminations/Rounding	1	(1)

Revenues	$1,583	$1,527	4%	4%	4%

Adjusted EBITDA
Legal Professionals	$215	$221	-3%	-2%
Corporates	103	84	23%	18%
Tax & Accounting Professionals	135	120	13%	14%
Reuters News	4	6	-23%	-86%
Global Print	77	87	-12%	-13%
Corporate costs	(138)	(244)	n/a	n/a

Adjusted EBITDA	$396	$274	44%	44%

Adjusted EBITDA Margin
Legal Professionals	34.9%	36.8%	-190bp	-200bp
Corporates	31.1%	26.5%	460bp	340bp
Tax & Accounting Professionals	49.1%	47.4%	170bp	120bp
Reuters News	2.4%	3.3%	-90bp	-230bp
Global Print	39.5%	42.6%	-310bp	-380bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	25.0%	17.9%	710bp	680bp

n/a: not applicable

(1)  2018 results have been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

(2)  Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 4% (all of which was organic) to $617 million.

o	Recurring revenues grew 5% (92% of total), driven by organic revenue growth of 4% and revenues contributed by HighQ, which was acquired in July 2019.
o	Transactions revenues declined 13% (8% of total) and were flat organically due to the sale of several small businesses.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Adjusted EBITDA declined 3% to $215 million.

o	The margin decreased to 34.9% from 36.8%, primarily due to the dilutive impact of the HighQ acquisition and the unfavorable timing of expenses.

Corporates

Revenues increased 5% (all organic) to $331 million, primarily due to strong recurring revenue growth. Growth of 3% from the acquisitions of Integration Point (November 2018), Confirmation (July 2019) and HighQ (July 2019) was offset by a loss of revenues following the sale of the Pangea3/Legal Managed Services business (May 2019).

o	Recurring revenues grew 7% (85% of total), driven by organic revenue growth of 5% and revenues from the acquisitions of Integration Point and HighQ.
o	Transactions revenues declined 4% (15% of total), primarily due to the loss of revenues following the sale of the Pangea3/Legal Managed Services business. Transactions revenues grew 6% organically.

Adjusted EBITDA increased 23% to $103 million.

o

The margin increased from 26.5% to 31.1% due to higher revenues, productivity savings and the impact of foreign currency, despite the dilutive impact of the Integration Point, Confirmation and HighQ acquisitions.

Tax & Accounting Professionals

Revenues increased 11% (12% organic) to $274 million, partly due to the shift of some UltraTax U.S. state tax software releases from January to December to more closely align with the traditional December release of U.S. federal tax software.

o	Recurring revenues grew 10% (89% of total), driven by organic revenue growth of 13%, partly due to the same timing reason.
o	Transactions revenues grew 19% (11% of total), primarily due to revenues contributed by Confirmation. Transactions revenues grew 9% organically.

Adjusted EBITDA grew 13% to $135 million.

o	The margin increased from 47.4% to 49.1% due to higher revenues.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with nearly 60% of full-year revenues typically generated in the first and fourth quarters. Because of this, the margin performance in this segment is generally higher in the first and fourth quarters as costs are incurred in a more linear fashion throughout the year.

Reuters News

Revenues increased 5% to $164 million due to the acquisition in October 2019 of FC Business Intelligence, which is now rebranded as Reuters Events.

o	Organic revenues decreased 1% due to timing.

Adjusted EBITDA was $4 million, down $2 million from the prior-year period due to higher costs and investments.

Global Print

Revenues decreased 4% to $196 million.

Adjusted EBITDA decreased 12% to $77 million.

o	The margin decreased from 42.6% to 39.5% due to the decline in revenues.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Corporate Costs

Corporate costs at the adjusted EBITDA level were $138 million compared to $244 million in the prior-year period. The decline reflects lower costs and investments to reposition Thomson Reuters following the separation of F&R. These cash costs and investments are now fully completed.

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018(2)	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$5,906	$5,501	7%
Operating profit	$1,199	$780	54%
Diluted earnings per share (EPS) (includes discontinued operations)	$3.11	$5.88	-47%
Cash flow from operations (includes discontinued operations)	$702	$2,062	-66%

Non-IFRS Financial Measures(1)
Revenues	$5,906	$5,501	7%	8%
Adjusted EBITDA	$1,493	$1,365	9%	8%
Adjusted EBITDA margin	25.3%	24.8%	50bp	-10bp
Adjusted EPS	$1.29	$0.75	72%	65%
Free cash flow (includes discontinued operations)	$159	$1,107	-86%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  2018 results have been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

Revenues increased 7%, primarily due to the inclusion of revenues paid by Refinitiv to Reuters News for providing news and editorial content, and to higher recurring revenues across all other customer segments.

o	At constant currency, revenues increased 8%. Foreign currency had a $62 million (approximately 1%) negative impact.
o	Organic revenue growth was 4%, driven by a 5% increase in recurring revenues, which comprised 78% of total revenues.

Operating profit increased due to a benefit from the revaluation of warrants that the company holds in Refinitiv, relating to the proposed sale of Refinitiv to London Stock Exchange Group plc (LSEG). For additional information about the proposed LSEG transaction, see the “Agreement to Sell Refinitiv to LSEG” section of this news release.

o

Adjusted EBITDA, which excludes the benefit of the warrant revaluation among other items, increased 9% and the margin improved to 25.3% as higher revenues more than offset higher expenses that included costs and investments relating to the repositioning of the company following the separation of the F&R business to create Refinitiv.

Diluted EPS was $3.11 reflecting a non-cash deferred tax benefit associated with the reorganization of certain foreign operations. Diluted EPS of $5.88 in the prior year included a gain on the sale of a 55% interest in the F&R business.

o

Adjusted EPS, which excludes the above items and reflects other adjustments, increased to $1.29 from $0.75 in the prior year primarily reflecting higher adjusted EBITDA and a benefit from fewer common shares outstanding.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Cash flow from operations decreased due to the loss of cash flows from the company’s former F&R business, which were included in the prior year through September 30, 2018, investments to reposition Thomson Reuters following the separation of F&R from the company and a pension plan contribution.

o	Free cash flow decreased for the same reasons.

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Year Ended
	December 31,		Change
	2019	2018	Total	Constant Currency	Organic(1)
Revenues
Legal Professionals	$2,419	$2,373	2%	3%	4%
Corporates	1,321	1,238	7%	8%	6%
Tax & Accounting Professionals	844	794	6%	8%	8%
Reuters News	630	370	70%	72%	2%
Global Print	693	728	-5%	-3%	-3%
Eliminations/ Rounding	(1)	(2)
Revenues	$5,906	$5,501	7%	8%	4%

Adjusted EBITDA
Legal Professionals	$901	$816	10%	10%
Corporates	433	395	10%	9%
Tax & Accounting Professionals	323	273	18%	19%
Reuters News	35	27	32%	-6%
Global Print	295	320	-8%	-7%
Corporate costs	(494)	(466)	n/a	n/a
Adjusted EBITDA	$1,493	$1,365	9%	8%

Adjusted EBITDA Margin
Legal Professionals	37.2%	34.4%	280bp	240bp
Corporates	32.8%	31.9%	90bp	30bp
Tax & Accounting Professionals	38.2%	34.3%	390bp	340bp
Reuters News	5.6%	7.2%	-160bp	-300bp
Global Print	42.6%	44.0%	-140bp	-180bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	25.3%	24.8%	50bp	-10bp

n/a: not applicable (1) Computed for revenue growth only.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Business Outlook for 2020

Thomson Reuters today updated its Outlook for 2020.

The company’s Outlook for 2020 assumes constant currency rates compared to 2019 and excludes the impact of any future acquisitions or dispositions that may occur in 2020. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

	2019 Actual	2020 Outlook (Communicated on October 31, 2019)	2020 Outlook (Updated)
		Before currency and excluding the impact of future acquisitions/dispositions
Total Revenue Growth	7.4%	Not provided	4.5% – 5.5%
Organic Revenue Growth	3.7%	4.0% – 4.5%	4.0% – 4.5%
Adjusted EBITDA Margin	25.3%	Approx. 31%	31.5% – 32.0%
Corporate Costs	$564 million(1)	$140 – $150 million	$140 – $150 million
Free Cash Flow	$159 million	$1.0 – $1.2 billion	$1.2+ billion
Capital Expenditures – % of Revenue	8.6%	7.5% – 8.0%	7.5% – 8.0%
Depreciation & Amortization of Computer Software	$603 million	Not provided	$625 – $650 million
Interest Expense (P&L)	$163 million	Not provided	$175 – $200 million
Effective Tax Rate on Adjusted Earnings	10.7%	Approx. 20%	Approx. 17% – 19%

(1)	Includes $70 million of capital expenditures related to the repositioning of the company following the separation from F&R.

The information in this section is forward-looking. Actual results, which include the impact of currency and acquisitions and dispositions completed during 2020, may differ materially from the company’s Outlook. Some of the forward-looking financial measures in the Outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Agreement to Sell Refinitiv to LSEG

On August 1, 2019, Thomson Reuters and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). The company expects that the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (approximately 15% of which would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $8.9 billion based on LSEG’s closing share price on February 24, 2020.

Refinitiv achieved run-rate savings of $520 million as of the end of 2019. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020.

Dividend and Share Repurchases

The company also announced today that its Board of Directors approved a $0.08 per share annualized increase in the dividend to $1.52 per common share (representing the 27th consecutive year of dividend increases). A quarterly dividend of $0.38 per share is payable on March 18, 2020 to common shareholders of record as of March 6, 2020.

The company repurchased $200 million of its common shares in the fourth quarter of 2019 under its normal course issuer bid. In October 2019, the company announced that it planned to repurchase up to an additional $200 million of its common shares under its normal course issuer bid in 2020. These repurchases were completed in February 2020.

Refinitiv ownership interest

On October 1, 2018, Thomson Reuters sold a 55% interest in the company’s F&R business, which is now known as Refinitiv. Except as otherwise noted, all amounts noted in this news release are from continuing operations and exclude the results of the company’s former F&R business. The company’s IFRS earnings per share since October 1, 2018 have included its share of results from its 45% investment in Refinitiv, which is removed from the company’s non-IFRS calculation of adjusted EPS. The company’s results since October 1, 2018 also have included new revenues in the Reuters News business from providing news and editorial content to Refinitiv since that day. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release and additional information about the proposed LSEG/Refinitiv transaction is provided earlier in this news release.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

The company’s Outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants the company holds in Refinitiv as well as gains or losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION OF PRIOR-PERIOD FINANCIAL STATEMENTS

Since October 1, 2018, the company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. As initially disclosed by the company on October 31, 2019, a misstatement was identified in the third quarter of 2019 that understated the company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. The misstatement, which does not impact revenue, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash flow from operations or free cash flow, was immaterial to the company’s previously issued financial statements. As the correction of the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, the company revised its previously issued financial statements. In conjunction with correcting this misstatement, the company corrected other unrelated misstatements in the applicable prior periods which were also not material to the company’s previously issued financial statements. Specifically, the company reclassified certain revenue and expenses which pertained to the accounting for foreign currency in hyperinflationary economies between the third and fourth quarters of 2018, but these revisions had no impact on the company’s 2018 audited financial statements.

The company previously posted revised prior-period financial information related to the reclassification of certain third-quarter and fourth-quarter 2018 revenues and expenses in the “Investor Relations” section of its website, ir.thomsonreuters.com. The company revised its previously issued financial statements for the nine months ended September 30, 2018, the year ended December 31, 2018, the three months ended March 31, 2019 and the six months ended June 30, 2019. The impacts of the revised prior-period financial information posted on the Thomson Reuters website was also filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission. Information contained on Thomson Reuters website is not a part of this news release and is intended to be an inactive, textual reference only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2020” section, Mr. Smith’s comments, the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the transaction, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, and Refinitiv’s belief regarding achieving its full annual cost savings run-rate target by the end of 2020, are forward-looking. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failure to derive fully the anticipated benefits from the Refinitiv strategic partnership with Blackstone; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Economic and market assumptions include, but are not limited to, GDP growth in the United States (79% of the company’s 2019 revenues) and secondarily, in other countries where Thomson Reuters operates; a continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency; a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments; and a continued increase in customers seeking software-as-a-service or other cloud-based offerings. Internal financial and operational assumptions include, but are not limited to, continued growth in the company’s recurring revenue base which offsets anticipated declines in its global print business; acquiring new customers by enhancing the company’s digital platforms and propositions and through other sales initiatives; improving customer retention through commercial simplification efforts and customer service improvements; the company’s ability to continue to combine information, technology and human expertise in offerings that meet evolving customer demands and needs; the company’s ability to completely separate its business from Refinitiv, and the successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing the number of products offered by the company and the leveraging of fewer, shared technology platforms.

The company has provided an Outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Corporate Affairs +44 7909 898 605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2019 results and business outlook for 2020 today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
CONTINUING OPERATIONS
Revenues	$1,583	$1,527	$5,906	$5,501
Operating expenses	(1,193)	(1,249)	(4,413)	(4,131)
Depreciation	(44)	(27)	(154)	(110)
Amortization of computer software	(123)	(106)	(449)	(400)
Amortization of other identifiable intangible assets	(34)	(26)	(114)	(109)
Other operating gains, net	27	16	423	29

Operating profit	216	135	1,199	780
Finance costs, net:
Net interest expense	(51)	(19)	(163)	(260)
Other finance (costs) income	(33)	3	(65)	13

Income before tax and equity method investments	132	119	971	533
Share of post-tax losses in equity method investments	(44)	(238)	(599)	(233)
Tax benefit (expense)	1,233	16	1,198	(136)

Earnings (loss) from continuing operations	1,321	(103)	1,570	164
Earnings (loss) from discontinued operations, net of tax	3	3,478	(6)	3,859

Net earnings	$1,324	$3,375	$1,564	$4,023

Earnings attributable to:
Common shareholders	1,324	3,375	1,564	3,933
Non-controlling interests	—	—	—	90
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$2.64	$(0.19)	$3.13	$0.25
From discontinued operations	0.01	6.32	(0.01)	5.64

Basic earnings per share	$2.65	$6.13	$3.12	$5.89

Diluted earnings (loss) per share:
From continuing operations	$2.63	$(0.19)	$3.12	$0.24
From discontinued operations	0.01	6.32	(0.01)	5.64

Diluted earnings per share	$2.64	$6.13	$3.11	$5.88

Basic weighted-average common shares	499,180,148	550,091,316	500,829,753	667,586,385

Diluted weighted-average common shares	501,134,127	550,091,316	502,521,200	668,210,717

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2019	2018
Assets
Cash and cash equivalents	$825	$2,706
Trade and other receivables	1,167	1,313
Other financial assets	533	76
Prepaid expenses and other current assets	546	426

Current assets	3,071	4,521
Property and equipment, net	615	473
Computer software, net	900	908
Other identifiable intangible assets, net	3,518	3,324
Goodwill	5,853	5,076
Equity method investments	1,551	2,186
Other non-current assets	611	499
Deferred tax	1,176	31

Total assets	$17,295	$17,018

Liabilities and equity
Liabilities
Current indebtedness	$579	$3
Payables, accruals and provisions	1,373	1,778
Deferred revenue	833	815
Other financial liabilities	434	95

Current liabilities	3,219	2,691
Long-term indebtedness	2,676	3,213
Provisions and other non-current liabilities	1,264	1,124
Deferred tax	576	780

Total liabilities	7,735	7,808

Equity
Capital	5,377	5,348
Retained earnings	4,965	4,739
Accumulated other comprehensive loss	(782)	(877)

Total equity	9,560	9,210

Total liabilities and equity	$17,295	$17,018

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Cash provided by (used in):
Operating activities
Earnings (loss) from continuing operations	$1,321	$(103)	$1,570	$164
Adjustments for:
Depreciation	44	27	154	110
Amortization of computer software	123	106	449	400
Amortization of other identifiable intangible assets	34	26	114	109
Net losses on disposals of businesses and investments	23	—	3	—
Deferred tax	(1,250)	(229)	(1,395)	(172)
Other	65	269	385	365
Pension contribution	—	—	(167)	—
Changes in working capital and other items	1	(32)	(247)	(84)

Operating cash flows from continuing operations	361	64	866	892
Operating cash flows from discontinued operations	(6)	(74)	(164)	1,170

Net cash provided by (used in) operating activities	355	(10)	702	2,062

Investing activities
Acquisitions, net of cash acquired	(177)	(418)	(998)	(478)
Proceeds from disposals of businesses and investments, net of taxes paid	12	—	74	6
Capital expenditures	(140)	(156)	(505)	(576)
Proceeds from disposals of property and equipment	7	—	7	27
Other investing activities	4	(1)	9	18

Investing cash flows from continuing operations	(294)	(575)	(1,413)	(1,003)
Investing cash flows from discontinued operations	—	16,088	29	15,732

Net cash (used in) provided by investing activities	(294)	15,513	(1,384)	14,729

Financing activities
Proceeds from debt	—	—	—	1,370
Repayments of debt	—	(2,349)	—	(3,719)
Net repayments under short-term loan facilities	—	(1,739)	—	(1,661)
Payments of lease principal	(16)	—	(51)	—
Payments for substantial issuer bid/tender offer on common share	—	(6,485)	—	(6,485)
Payments of return of capital on common shares	—	(2,303)	—	(2,303)
Repurchases of common shares	(200)	(686)	(488)	(1,174)
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid on common shares	(174)	(193)	(698)	(900)
Other financing activities	1	(11)	39	(1)

Financing cash flows from continuing operations	(390)	(13,767)	(1,201)	(14,876)
Financing cash flows from discontinued operations	—	—	—	(60)

Net cash used in financing activities	(390)	(13,767)	(1,201)	(14,936)

(Decrease) increase in cash and bank overdrafts	(329)	1,736	(1,883)	1,855
Translation adjustments	7	1	5	(20)
Cash and bank overdrafts at beginning of period	1,147	966	2,703	868

Cash and bank overdrafts at end of period	$825	$2,703	$825	$2,703

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$825	$2,706	$825	$2,706
Bank overdrafts	—	(3)	—	(3)

	$825	$2,703	$825	$2,703

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Earnings (loss) from continuing operations	$1,321	$(103)	$1,570	$164
Adjustments to remove:
Tax (benefit) expense	(1,233)	(16)	(1,198)	136
Other finance costs (income)	33	(3)	65	(13)
Net interest expense	51	19	163	260
Amortization of other identifiable intangible assets	34	26	114	109
Amortization of computer software	123	106	449	400
Depreciation	44	27	154	110

EBITDA	$373	$56	$1,317	$1,166
Adjustments to remove:
Share of post-tax losses in equity method investments	44	238	599	233
Other operating gains, net	(27)	(16)	(423)	(29)
Fair value adjustments	6	(4)	—	(5)

Adjusted EBITDA	$396	$274	$1,493	$1,365

Adjusted EBITDA margin(1)	25.0%	17.9%	25.3%	24.8%

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(4)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2019	2018	Change	2019	2018	Change
Net earnings	$1,324	$3,375		$1,564	$4,023
Adjustments to remove:
Fair value adjustments	6	(4)		—	(5)
Amortization of other identifiable intangible assets	34	26		114	109
Other operating gains, net	(27)	(16)		(423)	(29)
Other finance costs (income)	33	(3)		65	(13)
Share of post-tax losses in equity method investments	44	238		599	233
Tax on above items	(15)	(61)		(72)	(79)
Tax items impacting comparability	(1,211)	26		(1,204)	126
(Earnings) loss from discontinued operations, net of tax	(3)	(3,478)		6	(3,859)
Interim period effective tax rate normalization(3)	1	—		—	—
Dividends declared on preference shares	(1)	(1)		(3)	(3)

Adjusted earnings(2)	$185	$102		$646	$503

Adjusted EPS(2)	$0.37	$0.19	95%	$1.29	$0.75	72%

Foreign currency(4)			5%			7%
Constant currency(4)			89%			65%
Diluted weighted-average common shares (millions)	501.1	551.3		502.5	668.2

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by (Used in) Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net cash provided by (used in) operating activities	$355	$(10)	$702	$2,062
Capital expenditures	(140)	(156)	(505)	(576)
Proceeds from disposals of property and equipment	7	—	7	27
Capital expenditures from discontinued operations	—	—	—	(362)
Other investing activities	4	(1)	9	18
Other investing activities from discontinued operations	—	1	—	1
Payments of lease principal	(16)	—	(51)	—
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid to non-controlling interests from discontinued operations	—	—	—	(60)

Free cash flow	$209	$(167)	$159	$1,107

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and Transactions Revenues) to Changes in Revenues on a Constant Currency(4) and Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Change
					SUBTOTAL
	2019	2018	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$617	$600	3%	-1%	4%	0%	4%
Corporates	331	315	5%	0%	5%	0%	5%
Tax & Accounting Professionals	274	252	9%	-2%	11%	-1%	12%
Reuters News	164	155	5%	0%	5%	7%	-1%
Global Print	196	206	-5%	0%	-4%	0%	-4%
Eliminations/ Rounding	1	(1)

Revenues	$1,583	$1,527	4%	-1%	4%	0%	4%

Recurring Revenues
Legal Professionals	$570	$546	4%	-1%	5%	1%	4%
Corporates	280	261	7%	0%	7%	2%	5%
Tax & Accounting Professionals	243	224	9%	-1%	10%	-2%	13%
Reuters News	143	142	0%	0%	1%	0%	1%

Total Recurring Revenues	$1,236	$1,173	5%	-1%	6%	1%	6%

Transactions Revenues
Legal Professionals	$47	$54	-12%	1%	-13%	-13%	0%
Corporates	51	54	-5%	-2%	-4%	-9%	6%
Tax & Accounting Professionals	31	28	10%	-9%	19%	10%	9%
Reuters News	21	13	63%	5%	58%	68%	-11%

Total Transactions Revenues	$150	$149	1%	-1%	3%	1%	2%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and Transactions Revenues) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Year Ended December 31,		Change
					SUBTOTAL
	2019	2018	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,419	$2,373	2%	-1%	3%	-1%	4%
Corporates	1,321	1,238	7%	-1%	8%	1%	6%
Tax & Accounting Professionals	844	794	6%	-2%	8%	0%	8%
Reuters News	630	370	70%	-1%	72%	70%*	2%
Global Print	693	728	-5%	-1%	-3%	0%	-3%
Eliminations/ Rounding	(1)	(2)

Revenues	$5,906	$5,501	7%	-1%	8%	5%	4%

Recurring Revenues
Legal Professionals	$2,235	$2,159	4%	-1%	5%	0%	4%
Corporates	1,093	995	10%	-1%	11%	3%	8%
Tax & Accounting Professionals	703	658	7%	-2%	9%	-1%	10%
Reuters News	573	326	75%	-2%	77%	76%*	2%

Total Recurring Revenues	$4,604	$4,138	11%	-1%	12%	7%	5%

Transactions Revenues
Legal Professionals	$184	$214	-14%	-1%	-13%	-11%	-2%
Corporates	228	243	-6%	-1%	-5%	-4%	-1%
Tax & Accounting Professionals	141	136	4%	-3%	6%	4%	2%
Reuters News	57	44	30%	2%	29%	25%	3%

Total Transactions Revenues	$610	$637	-4%	-1%	-3%	-3%	0%

*	Includes initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Adjusted EBITDA to Changes on a Constant Currency Basis(4)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$215	$221	-3%	-1%	-2%
Corporates	103	84	23%	5%	18%
Tax & Accounting Professionals	135	120	13%	-1%	14%
Reuters News	4	6	-23%	63%	-86%
Global Print	77	87	-12%	1%	-13%
Corporate costs	(138)	(244)	n/a	n/a	n/a

Adjusted EBITDA	$396	$274	44%	0%	44%

Adjusted EBITDA Margin
Legal Professionals	34.9%	36.8%	-190bp	10bp	-200bp
Corporates	31.1%	26.5%	460bp	120bp	340bp
Tax & Accounting Professionals	49.1%	47.4%	170bp	50bp	120bp
Reuters News	2.4%	3.3%	-90bp	140bp	-230bp
Global Print	39.5%	42.6%	-310bp	70bp	-380bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	25.0%	17.9%	710bp	30bp	680bp

	Year Ended
	December 31,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$901	$816	10%	0%	10%
Corporates	433	395	10%	1%	9%
Tax & Accounting Professionals	323	273	18%	0%	19%
Reuters News	35	27	32%	38%	-6%
Global Print	295	320	-8%	0%	-7%
Corporate costs	(494)	(466)	n/a	n/a	n/a

Adjusted EBITDA	$1,493	$1,365	9%	1%	8%

Adjusted EBITDA Margin
Legal Professionals	37.2%	34.4%	280bp	40bp	240bp
Corporates	32.8%	31.9%	90bp	60bp	30bp
Tax & Accounting Professionals	38.2%	34.3%	390bp	50bp	340bp
Reuters News	5.6%	7.2%	-160bp	140bp	-300bp
Global Print	42.6%	44.0%	-140bp	40bp	-180bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	25.3%	24.8%	50bp	60bp	-10bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended December 31, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended December 31, 2018
IFRS: Basic and Diluted	550,091,316
Effect of stock options and other equity incentive awards	1,217,214

Non-IFRS Diluted	551,308,530

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which is treated as an acquisition until October 1, 2019. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

APPENDIX – INFORMATION ABOUT REFINITIV

As of October 1, 2018, Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Beginning with the fourth quarter of 2018, Thomson Reuters IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax losses in equity method investments.” Thomson Reuters non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three months and year ended December 31, 2019, and the three months ended December 31, 2018 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters accounting policies. A reconciliation from these IFRS measures to the related non-IFRS measures is also included in this appendix. Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the full year ended December 31, 2018. The information for the nine months ended September 30, 2018 that was previously reported for the F&R business by Thomson Reuters is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-GAAP measures differently than Thomson Reuters defines its non-IFRS measures. To provide a reasonable basis to assess revenue trends for the business, Thomson Reuters has combined the nine months ended September 30, 2018 F&R revenues, as previously reported by Thomson Reuters on a discontinued operations basis prior to the change in ownership, with the three months ended December 31, 2018, reported by Refinitiv, and also provided a supplemental change before currency and excluding businesses disposed.

(millions of U.S. dollars, except margin) (unaudited)
			Change
Three months ended December 31,	2019	2018	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	$1,576	$1,550	2%	2%
Net loss	$(77)	$(522)
Cash flow from operations	$256	$299
Capital expenditures, less proceeds from disposals	$94	$70

Non-IFRS Measures
Adjusted EBITDA	$553	$486
Adjusted EBITDA margin	35.1%	31.4%
Free cash flow	$147	$210

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

(millions of U.S. dollars, except margin)			Change
(unaudited)	Refinitiv Actuals 2019	Refinitiv 2018(1)	Total	Before Currency & Excluding Businesses Disposed
Year ended December 31,
IFRS Measures
Revenues	$6,250	$6,227	0%	3%

Net loss	$(1,278)
Cash flow from operations	$733
Capital expenditures, less proceeds from disposals	$513
Debt at December 31, 2019	$13,877

Non-IFRS Measures
Adjusted EBITDA	$2,208
Adjusted EBITDA margin	35.3%
Free cash flow	$106

(1)

Includes revenues of $4,677 million as previously reported by Thomson Reuters on a discontinued operations basis prior to the change in ownership for the nine months ended September 30, 2018 and Refinitiv actuals of $1,550 million for the three months ended December 31, 2018.

The following reconciliations of IFRS measures to non-IFRS measures is based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Refinitiv

Reconciliation of Net Loss to Adjusted EBITDA

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019
Net loss	$(77)	$(522)	$(1,278)
Adjustments to remove:
Tax benefit	(92)	(56)	(114)
Finance costs	102	261	1,176
Depreciation and amortization	470	472	1,901

EBITDA	$403	$155	$1,685
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	—	(2)
Other operating losses	22	23	2
Fair value adjustments	4	(8)	49
Share-based compensation	11	4	53
Transformation-related costs	114	312	421

Adjusted EBITDA	$553	$486	$2,208

Adjusted EBITDA margin	35.1%	31.4%	35.3%

Thomson Reuters Reports Fourth-Quarter and Full-Year 2019 Results

Refinitiv

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,

	2019	2018	2019
Net cash provided by operating activities	$256	$299	$733
Capital expenditures, less proceeds from disposals	(94)	(70)	(513)
Other investing activities	—	—	1
Dividends paid to non-controlling interests	(15)	(19)	(115)

Free cash flow	$147	$210	$106